OUTCROP GOLD CORP.

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NEWS RELEASE

Outcrop Announces Proposed $500,000 Private Placement

April 12, 2019 – Vancouver, British Columbia – Outcrop Gold Corp. (TSX-V: OCG) (the "**Company**") announces that it is offering on a non-brokered private placement basis up to 2,173,913 units at a price of $0.23 per unit for gross proceeds of up to $500,000. Each unit will consist of one common share and one share purchase warrant exercisable at a price of $0.40 per share for a period of five years from closing.

Proceeds from the private placement will be used to advance exploration on the Company's Colombia projects and to fund potential acquisitions in Colombia, as well as for general working capital. The Company may pay a finder's fee on a portion of the private placement. All securities issued in connection with the private placement will be subject to a four month hold period from the closing date. The private placement is subject to TSX Venture Exchange approval.

About Outcrop

Outcrop is a gold prospect generator active in Colombia. Our emphasis is on acquiring gold exploration projects with world-class discovery potential. Outcrop performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph (Joe) Hebert, Chief Executive Officer
Tel: +1-775-340-0450
Email: joseph.hebert75@gmail.com